AIM Advisor Funds
40-33
811-03886
Branch 18

AIM INVESTMENTS

BEST AVAILABLE COPY

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION RECEIVED AUG 09 2004 WASH. DC 155

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

August 3, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Memorandum and Order Regarding Discovery Motions, Motions for Summary Judgment and Analogous Motions to Dismiss** and **Complaint filed in Houston, Texas** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

04041688

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, ET AL.	§	
	§	
	§	
versus	§	CIVIL ACTION NO. H-04-2555
	§	
	§	
INVESCO FUNDS GROUP, ET AL.	§	

Memorandum and Order
Regarding Discovery Motions,
Motions for Summary Judgment
and Analogous Motions to Dismiss

This Memorandum and Order addresses motions for discovery, motions for summary judgment under Federal Rule of Civil Procedure 56, and motions to dismiss under Rule 12(b)(6) that ask this Court to consider matters outside the pleadings.

In view of the substantial waste of resources, public and private, that results from plainly improper motions of these types, the Court asks your cooperation as follows: (a) adhere to this Court's Rule 4C relating to discovery disputes; (b) do not designate a motion as one to dismiss an action under Rule 12(b)(6) that is in essence a motion for summary judgment; and (c) do not file a summary judgment motion which must be denied after consideration because some essential factual assertion is in dispute.

I.

Most discovery disputes, especially those dealing with (1) scheduling or calendaring issues; (2) the number, length, or form of oral or written questions; (3) the responsiveness of answers to oral or written questions; and (4) the mechanics of document production, including protective orders and the proper method of raising claims of privilege, should be resolved by counsel without

18

court intervention. Therefore, the Court will not permit the filing of any written discovery motions without prior approval (*See* Court's Procedures - Rule 4C).

II.

Federal Rule of Civil Procedure 12(b) authorizes the court to treat a motion to dismiss an action for failure to state a claim upon which relief can be granted as a motion for summary judgment under Rule 56 if matters outside the pleadings are presented. In order to assure fair procedure, however, this Court does not treat a 12(b)(6) motion to dismiss as a motion for summary judgment unless the non-moving party has received reasonable notice that a response of the type required by Rule 56 must be filed.

In the rare instances in which this Court treats a Rule 12(b)(6) motion to dismiss as one for summary judgment, it does so only to proceed promptly to an inevitable disposition and avoid needless further filings by counsel. The Court intends never to allow a party to gain any advantage by filing a Rule 12(b)(6) motion that refers to matters outside the pleadings (whether by attaching affidavits or through some other way) in the hope that it will be treated as a motion for summary judgment.

For these reasons and as a practical matter, the Court may simply deny a Rule 12(b)(6) motion to dismiss which relies on facts asserted outside the pleadings. By referring to matters outside the pleadings, the moving party impliedly represents that the Court should consider such material. Accepting that representation as correct, the Court will deny the motion unless summary judgment is appropriate. Summary judgment is not appropriate before the opposing party has had a reasonable opportunity to file a response that demonstrates a dispute of material fact.

Of course, a denial of such a Rule 12(b)(6) motion to dismiss will not bar the moving party from later contending that neither the pleading of the claim nor the evidence on record asserts a claim upon which relief can be granted. Such a contention goes to the legal merit of the claim and can be asserted at any time before judgment is entered as a motion for judgment on the pleadings under Federal Rule of Civil Procedure 12(c) or as a motion for summary judgment under Rule 56.

III.

To the Court's concern, parties frequently file motions for summary judgment (or Rule 12(b)(6) motions to dismiss which depend on factual assertions not contained in the pleadings) before they can effectively demonstrate that the essential facts are undisputed. Perhaps this is explained by some fear that either the Court or opposing party may assert that the moving party has waived its opportunity to present such a motion. This fear is unwarranted. Rule 56 clearly states that motions for summary judgment may be filed at a later time without danger of waiver.

If counsel for the moving party knows that even one of the facts essential to a motion for summary judgment is in dispute, then the motion cannot properly be filed. As stated in Rule 11, counsel's signature on a motion is a certificate that, to the best of your "knowledge, information, and belief formed after reasonable inquiry, it is well grounded in fact and is warranted by existing law or a good faith argument for the extension, modification, or reversal of existing law, and that it is not interposed for any improper purpose ...." If counsel knows that some essential fact in the case is in dispute, the certificate is not proper even if counsel believes that the evidence is heavily weighted toward a favorable finding.

Bear this in mind: In deciding a motion for summary judgment, the Court cannot properly make findings on disputed issues of fact. It cannot weigh evidence. If evidence must be weighed, then it must be weighed at trial, and the motion for summary judgment must be denied.

In addition, a motion for summary judgment cannot be granted when, given the state of discovery, it is not yet possible to ascertain whether essential assertions of fact made by the moving party will be in genuine dispute. In this circumstance, a motion requesting summary judgment is premature. It is a misuse of the time of both counsel and the Court for a party to file a motion for summary judgment before filing requests for admissions or other discovery devices designed to reveal whether the factual assertions on which the summary judgment motion is based are in dispute.

A motion under Rule 56 is timely filed when the pleadings clearly present no genuine issues of material fact. In cases pending before this Court, both parties are urged to defer filing motions for summary judgment before discovery is complete or where there is any doubt that some fact on which the motion is premised will be disputed.

These comments are not intended to discourage the filing of a motion for summary judgment before expenses have been incurred in extended discovery *if the motion is grounded on a legal theory under which the many factual controversies in the case are irrelevant*. If counsel files such a motion, however, it is improper under Rule 11 to add to the motion other grounds regarding facts which are in dispute. You may file a subsequent motion for summary judgment on such additional grounds if it becomes apparent after full discovery that the essential facts on which the additional motion is based are not in dispute.

The point is this: motions for summary judgment should present legal questions only. In deciding such motions, the court rules on questions of law only and *does not weigh evidence*. *See Anderson v. Liberty Lobby, Inc.*, 106 S.Ct. 2505 (1986); *Matsushita Elec. Indus. Co., Ltd. v. Zenith Radio Corp.*, 106 S.Ct. 1348 (1986).

IV.

The Court further requests assistance in the resolution of motions for summary judgment in the following manner. Each motion for summary judgment shall include a statement of the material facts of record as to which the moving party contends there is no genuine issue for trial, complete with page references to affidavits, depositions and other documentation, if any are included or attached. Failure to include such a statement may constitute grounds for denial of the motion. The party opposing the motion for summary judgment shall include a concise statement of the material facts of record as to which it contends that there exists a genuine issue for trial, complete with page references to affidavits, depositions and other documentation. Copies of all referenced documentation shall be filed as exhibits to the motion or opposition. Material facts set forth in the statement served by the moving party will be deemed undisputed for purposes of the motion unless the statement served by the opposing parties asserts facts to the contrary.

Counsel for a moving party should bear in mind that the required statement shall be a "*concise* statement of the *material* facts." Fed R. Civ. P. 56 (emphasis added). It should be limited to facts that are *undisputed and essential* to judgment on each legal theory advanced. The moving party should bear in mind that the longer a fact statement, the more likely an opponent is to find some fact worthy of dispute. If an opponent disputes *any part* of a statement of facts, the moving party should establish that the opponent has *no evidence* (not merely less weighty evidence) to support the assertion that the questioned fact is one in genuine dispute. *A genuine dispute on one essential fact defeats a motion for summary judgment.*

V.

Finally, if counsel files a motion for summary judgment and at any time thereafter is not prepared to certify that no genuine dispute exists as to any of the facts on which the relevant legal theory is based, counsel has a professional obligation to this Court to notify the clerk and opposing counsel. The motion will be treated as withdrawn without prejudice to renewal if, at a later time, counsel is able to certify that it appears that no genuine dispute exists.

Counsel shall serve a copy of this Order upon all parties.

Signed on this 19th day of July, 2004, at Houston, Texas.

Vanessa D. Gilmore

VANESSA D. GILMORE
UNITED STATES DISTRICT JUDGE

FILED

04 APR 29 PM 3:51

CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,

Defendants.

Case No. 8:04CV978-T24 TBM

H 04 -2555

COMPLAINT

Plaintiffs, Delores Berdat, Marvin Hunt, Madeline Hunt, Randal C. Brever, and Rhonda LeCuru, for the use and benefit of the INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Technology Fund, INVESCO Growth Fund, INVESCO Core Equity Fund, INVESCO Small Company Growth Fund, INVESCO S&P 500 Index Fund, and INVESCO Dynamics Fund, sue Defendants AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO Distributors, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO

T026969
$150—

SCANNED

Technology Fund, INVESCO Growth Fund, INVESCO Core Equity Fund, INVESCO Small Company Growth Fund, INVESCO S&P 500 Index Fund, and INVESCO Dynamics Fund (collectively, the "Funds") pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively the "Funds"), created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds. Defendants typically charge a combined fee for the pure investment advisory services and the administrative services.

7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs. In fact, the cost of advisors, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.

8. The INVESCO S&P 500 Index Fund (the "Index Fund") is a passively managed index fund, meaning there is no investment research or actual picking and choosing of securities (active management) by the advisor. Rather, the advisor simply tracks the securities contained in an established index, which in the case of the Index Fund is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The investment advisory services are identical in the case of all S&P 500 Index funds, whether they are retail mutual funds or institutional portfolios, and entail identical costs.

9. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services.

10. In the case of the Index Fund, despite the equivalence of the investment advisory services of S&P 500 Index funds, the fees Defendants receive from the Index Fund that are attributable to the investment advisory services are much higher than the fees other funds and portfolios pay other advisors for the identical services.

11. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that

42. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients (or, in the case of the Index Fund, as other S&P 500 Index funds and portfolios), upon information and belief, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

43. Upon information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

44. Upon information and belief, another example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefits from certain considerations (such as fee rebates) at the expense of the retail fund shareholders. Another example is where Defendants uses fund assets, in violation of Rule

12b-1, to participate in pay-to-play schemes. For instance, pursuant to an arrangement commonly referred to as "directed brokerage," Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms.

(2) The Profitability of the Fund to the Adviser/Manager

45. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenue and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

46. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

(3) Economies of Scale

47. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

48. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

49. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See*

Freeman & Brown Study at 621 n.62 (quoting Victoria B. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

50. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

51. From 1993 through 2002, Defendant's INVESCO'S assets under management grew from $6 billion to $19.9 billion, a growth rate of 331.2%. However, this phenomenal growth in mutual fund assets not only produced no economies of scale, but fees actually ***increased*** faster than the growth in assets. Fees went from $46 million in 1993 to $156 million in 2002, a growth rate of 453.1%. In addition, fees as a percentage of assets increased from 77 basis points in 1993 to 78 basis points in 2002. The 12b-1 fees alone increased by 453.1% since 1993. The foregoing figures make a mockery of the concept of economies of scale.

52. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

53. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension

managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

54. More recently, New York's Attorney General surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

55. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging by Defendants as the shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. A number of relevant comparative fee structures clearly establish that Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered. The Defendants and their affiliates routinely offer their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds.

56. INVESCO Global Asset Management (N.A.), Inc., an affiliate of the Defendants, acts as sub-adviser to the Sentinel World Fund for a fee of .375% of net assets up to $500 million and .30% of net assets in excess of $500 million.

57. Upon information and belief, the Defendants or their affiliates manage a large cap value account for the Puerto Rico Public Employees Retirement System for an annual advisory fee of 26 basis points.

58. Upon information and belief, the Defendants or their affiliates manage a large cap value account for the State of Alaska for an annual advisory fee of 17 basis points.

59. The investment advisory services Defendants provide to the Index Fund are identical to the investment advisory services provided to other S&P 500 Index funds, regardless of who manages them and regardless of whether they are retail mutual funds or institutional portfolios. Nonetheless, the fees Defendants receive from the Index Fund are much higher than the fees other funds and portfolios pay other advisors for the identical services. For example:

a. Barclays Global Fund Advisers advises the Barclays Global Investors S&P 500 Fund for five basis points (.05%).

b. SSgA Funds Management, Inc., advises (including custodian, transfer agency and administration services) the SSgA S&P 500 Index Fund for 4.5 basis points (.045%).

c. National City Investment Management Co. advises the United Association S&P 500 Index Fund for 1 basis point (.01%).

d. Upon information and belief, institutional clients, such as pension funds, typically pay advisors, including the advisors listed above, between 1 and 2 basis points for passive advisory services that track the S&P 500 Index.

(5) Fallout Benefits

60. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

61. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

62. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

63. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

64. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like

computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

65. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

66. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United

States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

67. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

68. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be

independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

69. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selcting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

70. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

14. In the past decade, the assets managed by Defendants within the Fund Complex have grown dramatically. In 1993, the Fund Complex had $6 billion in average net assets; by 2002, the fund had grown to nearly $20 billion in average net assets, an increase of almost three times. Meanwhile, advisory and distribution fees for the Fund Complex increased more than three times, from $46 million in 1993 to $156 million in 2002. Effectively no economies of scale or incremental savings were realized by the investor in spite of the Fund's dramatic growth.

15. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendants have grown dramatically. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide

Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are technically approved by the Funds' boards of directors.[1] A majority of the Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

18. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

[1] While the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

19. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

20. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

21. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional

compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit, Plaintiffs bear the financial burden.

22. Defendants have adopted 12b-1 Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

23. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. Accordingly, the Distribution Plans have produced little or no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the

management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

24. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

25. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

26. In this action, Plaintiffs seeks to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

27. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox*, 464 U.S. 523 (1984).

28. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

II. PARTIES

29. Plaintiff Dolores Berdat is a resident of Largo, Florida and a shareholder at all relevant times of the INVESCO Small Company Growth Fund. The INVESCO Small Company Growth Fund is a registered investment company under the Investment Company Act of 1940 and a series portfolio of AIM Stock Funds, a Delaware statutory trust.

30. Plaintiffs Marvin and Madeline Hunt are residents of Avon Park, Florida and shareholders at all relevant times of the INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Technology Fund, INVESCO Growth Fund, and

INVESCO Core Equity Fund. The INVESCO Core Equity Fund is a registered investment company under the Investment Company Act of 1940 and a series portfolio of AIM Combination Stock & Bond Funds, a Delaware statutory trust. The INVESCO Technology Fund, Financial Services Fund, and Health Sciences Fund are registered investment companies under the Investment Company Act of 1940 and series portfolios of AIM Sector Funds, a Delaware statutory trust. The INVESCO Growth Fund is a registered investment company under the Investment Company Act of 1940 and a series portfolio of the AIM Stock Funds, a Delaware statutory trust.

31. Plaintiff Randal C. Brever is a resident of Seffner, Florida, and a shareholder at all relevant times of the INVESCO S&P 500 Index Fund, INVESCO Core Equity Fund, and INVESCO Technology Fund. The INVESCO S&P 500 Index Fund is a registered investment company under the Investment Company Act of 1940 and a series portfolio of AIM Stock Funds, a Delaware statutory trust.

32. Plaintiff Rhonda LeCuru is a resident of Jefferson City, Missouri, and a shareholder at all relevant times of the INVESCO Dynamics Fund. The INVESCO Dynamics Fund is a registered investment company under the Investment Company Act of 1940 and a series portfolio of AIM Stock Funds, a Delaware statutory trust.

33. Defendant AIM Advisors, Inc. ("AIM") is a Delaware corporation and a registered investment adviser under the Investment Company Act of 1940. AIM is currently the investment advisor to the Funds.

34. Defendant INVESCO Funds Group, Inc. ("IFI") is a Delaware corporation. Prior to November 25, 2003, IFI was the investment advisor to the Funds.

35. Defendant AIM Distributors, Inc. ("AIM Distributors") is a Delaware corporation, a registered broker/dealer, and the distributor and principal underwriter to the Funds.

36. Defendant INVESCO Distributors, Inc. ("IDI") is a Delaware corporation. Prior to July 1, 2003, IDI was the distributor and principal underwriter to the Funds.

37. Defendant INVESCO Institutional N.A. ("Invesco Institutional") is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940. Invesco Institutional is the sub advisor to the Funds.

IV. GENERAL ALLEGATIONS

38. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

39. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4)

comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

40. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost). In the case of the Index Fund, Defendants simply track the securities contained in the S&P 500 Index, a well known stock market index that includes common stocks of 500 companies representing a significant portion of the market value of all common stocks publicly traded in the United States. The advisor only purchases or sells securities to reflect occasional additions or deletions of the stocks that comprise the S&P 500 Index. The investment advisory services, which do not require the advisor to engage in any active management or research, are identical for all S&P 500 Index funds regardless of who manages them and regardless of whether they are retial mutual funds or institutional portfolios.

41. On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of the services Defendants render to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economics of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

71. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

72. On information and belief, the disinterested directors of the Funds have not receive the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

73. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

74. The fees charged by Defendants for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

75. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

76. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

77. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

78. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense in the form of payment of distribution fees benefiting only Defendants.

79. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

80. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services)

81. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

82. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

83. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the

ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

84. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

85. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

86. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

87. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

88. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants violation of § 12(b) and Rule 12b-1 is continuing in nature.

89. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: April 29, 2004

By: Becky Ferrell-Anton

Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
JOHNSON, POPE, BOKOR
RUPPEL & BURNS, LLP

8:04-cv-978-T-24TBM

100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Fax: (206) 623-3384

Attorneys for Plaintiff

85797

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,	§	
Plaintiffs,	§	CIVIL ACTION NO. 04-CV-2583
vs.	§	Assigned: Hon. Nancy Atlas
AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	
Defendants.	§	

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL NA, INC., INVESCO DISTRIBUTORS INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	Assigned: Hon. Vanessa Gilmore
Defendants.	§	

MOTION TO RE-ASSIGN LATER-FILED CASE AND TO COORDINATE DISCOVERY FOR PRETRIAL PURPOSES

Pursuant to S.D.Tex. Loc. R. 7.6, Defendants AIM Advisors, Inc. and AIM Distributors, Inc. (collectively, the "AIM Defendants") file this motion to request transfer of the later-filed case, styled *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, Cause No. 04-CV-2555, in the Southern District of Texas, Houston Division (assigned to Hon. Vanessa Gilmore), to this Court and to coordinate these nearly identical lawsuits for pretrial purposes.[1]

Summary of Relief Requested

By this Motion, the AIM Defendants request re-assignment of the second-filed matter, *Berdat, et al., v. AIM Advisors, Inc., et al.*, Cause No. 04-CV-2555 (assigned to Hon. Vanessa Gilmore), to this Court to coordinate for pre-trial purposes. These two lawsuits, based on alleged violations of certain securities laws and statutes, were recently transferred to the Southern District of Texas, Houston Division from the Middle District of Florida, Tampa Division, and were assigned to two different district courts in the Southern District of Texas. As both cases are based, in large part, on numerous common issues of law and facts, nearly identical pleadings, identical causes of action (based on alleged violations of both the Investment Company Act of 1940, 15 U.S.C. § 80a-1, *et seq.*, and 17 C.F.R. § 270.12b-1), and substantially similar factual allegations, the AIM Defendants request that these two cases be coordinated before this Court for pretrial purposes.

Background Facts

1. *Papia, et al. v. AIM Advisors, Inc., et al.,* was filed initially in the Middle District of Florida, Tampa Division, on April 29, 2004 at 3:50 p.m. On June 23, 2004, the presiding

[1] The AIM Defendants do not seek full consolidation for trial of these matters at this time.

judge, the Honorable Elizabeth A. Kovacevich, entered an Order Transferring this Case to the Southern District of Texas, Houston Division. On July 1, 2004, this case was docketed in the Southern District of Texas and assigned to this Court.

2. A second case, *Berdat, et al. v. AIM Advisors, Inc., et al.*, No. 04-CV-2555, was initially filed in the Middle District of Florida, Tampa Division, on April 29, 2004, at 3:51 p.m. On June 23, 2004, the presiding judge, the Honorable Susan Bucklew, entered an Order Transferring this Case to the Southern District of Texas, Houston Division. On July 7, 2004, this case was docketed in the Southern District of Texas and assigned to the Honorable Vanessa Gilmore.

3. Neither case has advanced beyond the motion to transfer venue. No activity has occurred in either of these two cases since their transfer to Houston, and neither District Court in the Southern District of Texas to which these cases were assigned have issued any rulings.

Argument

4. A District Court has the inherent power to order a later-filed case in the same district to be re-assigned or transferred to it, in order to promote judicial efficiency and economy of the parties. *See, e.g.*, FED. R. CIV. P. 42 (empowering court to "consolidate" matters involving common facts and law); S.D. TEX. LOC. R. 7.6 (motion to transfer case for coordination or consolidation purposes to be heard by judge of oldest case); *see also Salinas v. Roadway Exp., Inc.*, 735 F.2d 1574, 1576 (5th Cir. 1984) (discussing cases transferred to one district as being consolidated for coordination of pretrial matters).

5. In order to enter such an order, the later filed case must meet at least three criteria. First, the two cases must appear before the same court or in two courts within the same district. *See, e.g., Investors Research Co. v. U.S. Dist. Ct.*, 977 F.2d 777, 777 (9th Cir. 1989). Second, the

two cases must involve a common party. *See Advey v. Celotex Corp.*, 962 F.2d 1514, 1532 (5th Cir. 1993). Third, there must be common issues of law or fact warranting transfer to the initial district court in order to obtain the efficiency, economy, and cost savings. *See Frazier v. Garrison ISD*, 980 F.2d 1514, 1532 (5th Cir. 1993). In addition, courts will weigh or consider other factors such as risk of prejudice or confusion in the absence of coordination or consolidation, unfair advantages, conservation of judicial resources, and time savings, in determining whether coordination of separate matters or partial consolidation for pretrial is necessary and appropriate. It is within the discretion of the district court judge to determine the extent or scope of coordination or partial pretrial consolidation that should be implemented between the two matters. *See, e.g., Road Sprinkler Fitters Local Un. V. Continental Sprinkler Co.*, 967 F. 2d 145, 149-50 (5th Cir. 1992) (appellate courts look to intention of district court to determine scope and degree of consolidation or coordination of separate matters).

6. Lastly, the consideration of a motion to coordinate or partially consolidate matters for pretrial is to be heard by and consolidated in the court that presides over the older matter. S.D. Loc. R. 7.6.

7. Here, there can be no question, both cases are pending in the Southern District of Texas, Houston Division.

8. The older filed case is *Papia* – the present case. Not only was it filed prior to the actual filing of *Berdat* in the Middle District of Florida, *Papia* also was transferred to and docketed in the Southern District of Texas one week prior to *Berdat*'s transfer.[2] Because *Papia* is the older of the two cases, the Motion to Coordinate these two lawsuits for pretrial matters

[2] For reasons that are not clear, the docketing entry system in the Southern District of Texas assigned a ***lower*** docketing number to the later-filed and later-transferred of the aforementioned two lawsuits.

should be considered by this Court and, if granted, should result in *Berdat* being transferred to the Honorable Nancy Atlas for coordination.

9. These cases will involve common issues of law and fact, including, without limitation, whether they are proper class actions, whether the advisory and distribution fees are excessive, whether certain premiums were paid to induce favorable treatment by brokers, and whether defendants are liable for breach of fiduciary duty. The overlap of issues between these two lawsuits is demonstrated by the fact that Plaintiffs have asserted nearly identical legal issues based on substantially similar, if not identical, factual allegations in the two Complaints. The causes of action asserted are, in fact, identical in the two Complaints.

10. The AIM Parties are defendants in both actions; therefore, there is at least one common party to both proceedings. In addition, the same legal counsel represents plaintiffs in both actions.

11. Through a transfer or re-assignment of the later-filed action to this Court, the parties (and the Court) will benefit from judicial and economic efficiencies in proceeding with two lawsuits through coordinated pretrial procedures. In the absence of reassignment or transfer, the AIM Defendants will incur substantial costs and expenses in discovery in two separate lawsuits. Although the named plaintiffs are different in both lawsuits, they are represented by the same counsel; thus, plaintiffs will also enjoy the same cost and time savings resulting from having one judge coordinate pretrial matters between these two lawsuits.

12. There is absolutely no prejudice or harm suffered by any party in reassigning *Berdat* to this Court for coordinating with *Papia* for pretrial purposes.

Prayer

WHEREFORE, AIM Advisors, Inc. and AIM Distributors, Inc. respectfully request that the Court enter an order re-assigning or transferring to this Court the later-filed lawsuit, *Berdat, et al. v. AIM Distributors, Inc., et al.*, Cause No. 04-CV-2555, (that had been initially assigned to Judge Vanessa Gilmore), for coordination for pretrial purposes with the instant action.

DATED: July 29, 2004

Respectfully submitted,

By: ______________________
Charles S. Kelley
State Bar No. 11199580
Fed. I.D. No. 15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002-2730
(713) 221-1651
(713) 224-6410 FAX

- and -

Daniel A. Pollack
Fed. I.D. No. 9207
POLLACK AND KAMINSKY
114 W. 47th St.
New York, NY 10036
(212) 575-4700
(212) 575-6560 FAX

ATTORNEYS FOR DEFENDANTS AIM ADVISORS, INC. AND AIM DISTRIBUTORS, INC.

OF COUNSEL:

MAYER, BROWN, ROWE & MAW LLP
Jeremy Gaston
State Bar No. 24012685
Christopher Richart
State Bar No. 24033119
700 Louisiana, Suite 3600
Houston, Texas 77002
(713) 221-1651
(713) 224-6410 FAX

- and -

POLLACK & KAMINSKY
Anthony Zaccaria
114 W. 47th St.
New York, NY 10036
(212) 575-4700
(212) 575-6560 FAX

CERTIFICATE OF CONFERENCE

I hereby certify that on July 29, 2004, I contacted Plaintiff's counsel's office and left a message for Guy M. Burns. At the time of filing, I have not received a response indicating whether Plaintiffs were opposed to the relief sought herein. Defendants' counsel will provide a notice of further conference once we receive a return call.

Charles S. Kelley

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing Motion to Re-Assign Later-Filed Case for Coordination of Discovery for Pretrial Purposes was served upon the following counsel of record via first class mail, postage prepaid on this 29th day of July, 2004.

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Charles S. Kelley

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,	§	
Plaintiffs,	§	CIVIL ACTION NO. 04-CV-2583
vs.	§	
	§	Assigned: Hon. Nancy Atlas
AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	
Defendants.	§	

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL NA, INC., INVESCO DISTRIBUTORS INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	Assigned: Hon. Vanessa Gilmore
Defendants.	§	

ORDER RE-ASSIGNING *BERDAT, et al. v. INVESCO FUNDS GROUP, INC., et al.*, AS THE LATER-FILED CASE, TO THE HONORABLE NANCY ATLAS, AND TO JOINTLY COORDINATE THESE TWO CASES FOR PRETRIAL PURPOSES

THE COURT, having considered the Motion to Re-Assign the Later-Filed Case to this Court and to Coordinate these Cases for Pretrial Purposes (the "Motion") of Defendants AIM Advisors, Inc. and AIM Distributors, Inc., the responses, if any, and argument of counsel, if any, is of the opinion that the Motion has merit and, in all respects, should be GRANTED; it is therefore

ORDERED that the Clerk of the Court for the Southern District of Texas, Houston Division, shall re-assign the case styled *Delores Berdat, et al. v. INVESCO Funds Group, et al,* Cause No. 04-CV-2555, pending in the Southern District of Texas, Houston Division ("*Berdat*"), to the Court of Judge Nancy F. Atlas for all purposes; it is further

ORDERED that the two lawsuits, *Berdat* and the instant case, *Ferdinando Papia, et al., v. AIM Advisors, Inc., et al.*, Cause No. 04-CV-2583, in the Southern District of Texas, Houston Division ("*Papia*"), shall and are hereby consolidated for pretrial purposes only, including for the purposes of pretrial discovery, before this Court; it is further

ORDERED that the date of the initial scheduling conference of Berdat is hereby revised and rescheduled to October 8, 2004 at 1:00 p.m. in the courtroom of the Honorable Nancy F. Atlas.

SIGNED this ____ day of __________, 2004.

____
HONORABLY NANCY F. ATLAS
UNITED STATES DISTRICT COURT JUDGE

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